

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

Via E-mail
Mr. Todd Bauman
Chief Executive Officer
Bauman Estate Planning, Inc.
9500 West Flamingo Road
Suite 205
Las Vegas, NV 89147

**Re: Bauman Estate Planning, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed September 17, 2012
File No. 333-169960**

Dear Mr. Bauman:

We have reviewed the amendment to your registration statement, and we have the following comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;
    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
    - State your election under Section 107(b) of the JOBS Act:
        - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
        - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private

companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note your response to comment one of our letter dated February 6, 2012. You disclose on page F-8 that your current fiscal year end is December 31; however, the Company Data section of your EDGAR profile indicates that your current fiscal year end is June 30. Please revise the Company Data section of your EDGAR profile accordingly.

Risk Factors, page 6

Our auditors have issued a going concern opinion . . . , page 6

4. Inconsistent with this risk factor, we note that the report of your independent registered public accounting firm, dated August 9, 2012, does not include a going concern opinion. Please advise, and revise your disclosure as appropriate. To the extent you require additional financing, please continue to disclose such need in the risk factor section.

Capitalization, page 9

5. Please ensure that the amounts presented in your capitalization table and throughout your filing agree to the amounts presented on the face of the financial statements. For example, you disclose on pages 9 and 14 that current liabilities were $0 as of June 30, 2012; however, per the face of your June 30, 2012 balance sheet, current liabilities were actually $2,500. In addition, it is not clear how you have determined that you have accumulated profit of $7,350 and total stockholders' equity of $8,513. Please revise accordingly.

Dilution, page 9

6. It appears, based upon your June 30, 2012 balance sheet, that your net tangible book value is $6,013, rather than $8,513. Please revise your computations throughout the dilution section accordingly.

Description of Business and Property, page 10

7. Please revise your disclosure in this section to clarify how you generate revenue. In this regard, we note you state in the "Services" subsection on page 11 that you provide two main services, both of which are complimentary. We further note your statement at the top of page 12 that after meeting with a client, you will make recommendations for an estate plan or for changes to an estate plan, which will generate revenue if a client decides to follow your recommendation. Please clearly describe the complimentary services you provide, and distinguish them from the services and products for which you charge a fee. You should also clarify whether you are merely providing forms for clients to fill out themselves or whether you prepare certain documents. In this regard, we note the disclosure surrounding your website discussion on page 13 in which you reference online preparation and state that clients can create their documents online. Finally, please explain how the parameters of your website business fit within your business model (i.e., complimentary consultation followed by recommendations and any potential document preparation).

Business Summary, page 10

8. In the first sentence on page 11, you state that you maintain two office locations. You make a similar statement on page 12. However, your website identifies three office locations. Please advise, and revise your disclosure as appropriate.

Financial Statements for the Year Ended December 31, 2011, page F-1

Note F – Subsequent Events, page F-11

9. Please clarify your disclosure here and on page F-17 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Exhibit 23.1

10. We note your response to comment six of our letter dated February 6, 2012. As previously requested, please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Harold P. Gewerter, Esq.